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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                  CELLULAR COMMUNICATIONS INTERNATIONAL, INC.
                           (Name of Subject Company)

                  CELLULAR COMMUNICATIONS INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  150918 10 0
                     (CUSIP Number of Class of Securities)

                            Richard J. Lubasch, Esq.
              Senior Vice President, General Counsel and Secretary
                  Cellular Communications International, Inc.
                             110 East 59(th) Street
                               New York, NY 10022
                                 (212) 906-8440
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement).

                                With Copies to:
                            Thomas H. Kennedy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Cellular Communications International, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 110 East 59(th) Street, New York, New York 10022. The title of the class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share, of the Company (the "Shares"), including the Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of November 8, 1990, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

ITEM 2. TENDER OFFER OF THE PURCHASER.

    This Statement relates to the tender offer by a Delaware corporation, Kensington Acquisition Sub, Inc. (the "Purchaser") disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 17, 1998 (the "Schedule 14D-1"), to purchase all of the outstanding Shares, together with the associated Rights, at $65.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

    Purchaser was formed solely to effect the Offer and is owned as to 50% of its outstanding stock by Olivetti S.p.A., a limited liability company organized under the laws of Italy ("Olivetti"), and as to 50% of its outstanding capital stock by Mannesmann AG, a limited liability company organized under the laws of Germany ("Mannesmann"). Both Olivetti and Mannesmann are party to the joint venture OliMan Holding B.V. (the "Parent").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 11, 1998 (the "Merger Agreement"), between Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser will merge with and into the Company (the "Merger," and together with the Offer, the "Transaction") as soon as practicable after the consummation of the Offer. Following consummation of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Purchaser or any subsidiary of the Purchaser or held in the treasury of the Company, all of which will be cancelled, and other than Shares held by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the per Share consideration in the Offer, without interest (the "Merger Consideration"). A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

    As a condition and inducement to Purchaser entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Purchaser and the Company have entered into an Option Agreement, dated as of December 11, 1998 (the "Option Agreement"), pursuant to which, among other things, the Company has granted Purchaser an irrevocable option to purchase up to 4,338,133 newly issued Shares at $65.75 per share (the "Company Option"). The Company Option only can be exercised under certain circumstances described herein. See "Arrangements with the Purchaser or its Affiliates-- OPTION AGREEMENT."

    As a condition and inducement to Purchaser entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Purchaser has entered into a Stockholders Agreement, dated as of December 11, 1998 (the "Stockholders Agreement"), with the Company and certain stockholders of the Company who beneficially own 2,360,241 Shares in the aggregate, including Shares issuable upon the exercise of Options. Pursuant to the Stockholders Agreement, such stockholders have agreed, among other things, to tender validly pursuant to the Offer all Shares owned by them, representing approximately 4.8% of the outstanding Shares (approximately 11.7%, assuming exercise of all Options

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beneficially owned by them). See "Arrangements with the Purchaser or its
Affiliates--Stockholders Agreement."

    As a condition and inducement to Purchaser entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Olivetti, Mannesmann and the Company have entered into a Guarantee, dated as of December 11, 1998 (the "Guarantee"), pursuant to which, among other things, Olivetti and Mannesmann have agreed jointly and severally to guarantee unconditionally and irrevocably, for the benefit of the Company, the performance of certain obligations of Purchaser pursuant to the Merger Agreement including its obligation to purchase Shares. Olivetti and Mannesmann have represented in the Guarantee that they have funds available to them sufficient to purchase, or cause to be purchased, the Shares in accordance with the terms of the Merger Agreement.

    The Offer to Purchase states that the principal executive offices of the Purchaser are located at
c/o Olivetti S.p.A., Via Jervis 77, 10015 Ivrea, Turin, Italy and c/o Mannesmann AG, Mannesmannufer 2, 40213 Dusseldorf, Germany. The telephone numbers of Purchaser at such locations are 39-125-52-0000 and 49-211-820-2400, respectively.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b)(1) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described under the headings "Executive Compensation" and "Election of Directors--Compensation of Directors" at pages 4 to 12 of the Company's Proxy Statement dated June 30, 1998 for its 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement"). Copies of such pages are filed as Exhibit 2 hereto and are incorporated herein by reference.

ARRANGEMENTS WITH THE PURCHASER OR ITS AFFILIATES

    MERGER AGREEMENT.

    The following is a summary of certain portions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-9. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in the Offer to Purchase.

    THE OFFER. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (except the Minimum Condition which cannot be waived), Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, Purchaser will not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought in the Offer, (iii) amend or waive satisfaction of the Minimum Condition, or (iv) impose additional conditions of the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares, except that if on the initial scheduled Expiration Date all conditions to the Offer shall not have been satisfied or waived, Purchaser may, from time to time, in its sole discretion, extend the Expiration Date (any such extension to be for ten (10) business days or less); PROVIDED, HOWEVER, that the Expiration Date of the Offer may not be extended beyond May 15, 1999. The Merger Agreement provides that if, immediately prior to the Expiration Date, as it may be extended, the Shares tendered and not withdrawn pursuant to the Offer equal less than 90% of the outstanding Shares, Purchaser may extend the Offer for a period not to exceed fifteen (15) business days, notwithstanding that all conditions to the Offer are satisfied as of such Expiration Date; PROVIDED, HOWEVER, that during any such

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extension of the Offer, Purchaser irrevocably waives all of the conditions to the Offer as set forth in Section 14 of the Offer to Purchase (other than the Minimum Condition).

    THE MERGER. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time Purchaser shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation (sometimes referred to as the "Surviving Corporation").

    The respective obligations of Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions, unless such failure of any such conditions is a result of a breach of either party's material obligations under the Merger Agreement: (i) Purchaser shall have made, or caused to be made, the Offer and shall have purchased, or caused to be purchased, Shares pursuant to the Offer, (ii) the Merger and the Merger Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company, if required by Delaware law, and (iii) no statute, rule, regulation, judgment, writ, decree, order or injunction shall have been enacted, promulgated, entered or enforced by any governmental authority which has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger.

    At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are owned by the Company or any of its subsidiaries, any Shares owned by Purchaser or any of its subsidiaries or any Shares which are held by stockholders who properly perfect their dissenters rights under the
DGCL) will be canceled and converted into the right to receive the Offer Price paid pursuant to the Offer, without interest, upon the surrender of the certificate formerly representing such Share in accordance with the Merger Agreement and (ii) each issued and outstanding share of the common stock, par value $.01 per share, of Purchaser will be converted into one share of common stock, par value $.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

    THE COMPANY'S BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the purchase by Purchaser of any Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as will give Purchaser representation on the Company Board equal to at least that number of directors which equals the product of the total number of directors on the Company Board (giving effect to the directors appointed or elected by Purchaser pursuant to the Merger Agreement and including directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any of its affiliates (including Shares that are accepted for payment pursuant to the Offer, but excluding Shares held by the Company and excluding beneficial ownership by virtue of the Option Agreement (as defined below)) bears to the number of Shares outstanding. The Company will, upon request by Purchaser, promptly increase the size of the Company Board or use its best efforts to secure the resignations of such number of its incumbent directors as is necessary to enable Purchaser's designees to be elected to the Company Board, provided that (i) in the event that Purchaser's designees are appointed or elected to the Company Board, until the Effective Time the Company Board will have at least one director who is a director as of the date of the execution of the Merger Agreement and who is neither an officer of the Company nor a designee, stockholder, affiliate or associate (within the meaning of Federal securities laws) of Purchaser (one or more of such directors, the "Independent Directors") and (ii) if no Independent Directors remain, the other directors will designate one person to fill one of the vacancies who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of Purchaser, such person so designated being deemed an Independent Director. The Company's obligation to appoint Purchaser's designees to the Company Board is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

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    STOCKHOLDERS' MEETING.  Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders as promptly as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Commission a preliminary and definitive proxy or information statement (the "Proxy Statement") relating to the Merger and the Merger Agreement and use its best efforts (i) to obtain and furnish the information required to be included by the Commission in the Proxy Statement and, after consultation with Purchaser, to respond promptly to any comments made by the Commission with respect to the preliminary Proxy Statement and cause the definitive Proxy Statement to be mailed to its stockholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Purchaser and its counsel and (ii) to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. If Purchaser acquires at least a majority of the outstanding Shares in the Offer, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. The Company has agreed to include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement unless the Company Board, after consultation with outside legal counsel to the Company, determines that to do so would likely breach the fiduciary duties of the Company Board under applicable law.

    The Merger Agreement provides that in the event that Purchaser or any subsidiary of Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, Purchaser and the Company will, at the request of Purchaser and subject to the terms of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Delaware law.

    OPTIONS. Pursuant to the Merger Agreement, at the Effective Time, the Company will take all actions necessary to provide that, each then outstanding option to purchase shares of Common Stock (the "Options") granted under any of the Company's stock option plans (the "Option Plans"), whether or not then exercisable or vested (the vesting of all options will accelerate following the purchase of 30% or more of the Shares, pursuant to the Company's benefit plans), shall be canceled and in consideration therefor will receive an amount in cash equal to the product of (A) the difference between the Offer Price and the per share exercise price of such Option and (B) the number of Shares subject to such Option (such amount, the "Option Price"). The Company will obtain all necessary consents or releases from holders of the Options to effect the foregoing. Upon receipt of the Option Price, the Option will be canceled. The surrender of an Option to the Company will be deemed a release of any and all rights a holder had or may have had in respect of such Option. Except as may be otherwise agreed to by Purchaser and the Company and to the extent permitted by the Option Plans, the Company (i) shall cause the Option Plans to terminate as of the Effective Time and shall provide for the payment of any benefit due under such Option Plans in cash, (ii) shall cause the provisions in any other plan, program or arrangement, which currently provides or previously provided for the issuance or grant by the Company of any interest in respect of the capital stock of the Company, or for payments based on the value of the capital stock of the Company to terminate as of the Effective Time and shall provide for the payment of any benefit due under such plans in cash; (iii) shall take all actions necessary to ensure that following the Effective Time no holder of Options or any participant in the Option Plans or any other stock plan shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof, and to terminate all such plans. As promptly as practicable following the consummation of the Merger, Purchaser has agreed to provide the Company with the funds necessary to satisfy such obligations regarding the Options under the Merger Agreement.

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    INTERIM OPERATIONS; COVENANTS.  The Company covenants and agrees that, (i)
except as expressly contemplated by the Merger Agreement, the Option Agreement or the Stockholders Agreement, (ii) as disclosed pursuant to the Merger Agreement, or (iii) as agreed in writing by Purchaser, after the date of the Merger Agreement, and prior to the time the directors of Purchaser have been elected to and shall constitute a majority of the Company Board:

        (a) the business of the Company shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, the Company shall use its best reasonable efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners;

        (b) the Company will not, directly or indirectly, (i) except upon exercise of Options or other rights to purchase shares of Common Stock pursuant to the Option Plans outstanding on the date of the Merger Agreement or upon exercise of outstanding Warrants or conversion of Voting Debt, issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of the Company beneficially owned by it, (ii) amend the Certificate of Incorporation or Bylaws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares;

        (c) the Company shall not: (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company, other than shares of Common Stock reserved for issuance on the date of the Merger Agreement pursuant to the exercise of Options, Warrants or conversion of Voting Debt outstanding on the date thereof; (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; or
    (iv) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock;

        (d) the Company shall not: (i) grant any increase in the compensation payable or to become payable by the Company to any of its executive officers, (ii) (A) adopt any new, or (B) amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under, any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement or (iii) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company;

        (e) the Company shall not modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;

        (f) the Company shall not permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Purchaser, except in the ordinary course of business and consistent with past practice;

        (g) the Company shall not: (i) incur or assume any long-term debt, or, except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (iii) other than ordinary course expense advances, make any loans, advances or capital contributions to, or investments in, any other person; or (iv) enter into

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    any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets or real estate);

        (h) the Company shall not: (i) change any of the accounting methods used by it unless required by United States generally accepted accounting principles ("GAAP") or (ii) other than related to a valid "qualified electing fund" election pursuant to Section 1295 of the Code with respect to all stock which it owns, or is considered to own, in any corporation which meets the definition of "passive foreign investment company" set forth in
    Section 1297 of the Code, make any material tax election, change any material tax election already made, adopt any material tax accounting method, change any material tax accounting method unless required by GAAP, enter into any closing agreement, settle any material tax claim or assessment or consent to any material tax claim or assessment or any waiver of the statute of limitations for any such material claim or assessment;

        (i) the Company shall not pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, or claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company;

        (j) the Company shall not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

        (k) the Company shall not take, or agree to commit to take, any action that would, or is reasonably likely to, result in any of the conditions to the Merger set forth in the Merger Agreement not being satisfied, or would make any representation or warranty of the Company contained therein inaccurate in any respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company to consummate the Merger in accordance with the terms of the Merger Agreement or materially delay such consummation;

        (l) the Company shall not redeem the Rights or terminate, amend or otherwise modify the Rights Agreement prior to the consummation of the Offer unless required to do so by order of a court of competent jurisdiction; and

        (m) the Company shall not enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

    DEBT TENDER OFFER. Pursuant to the Merger Agreement, upon the request of Purchaser, the Company will commence an offer to purchase (accompanied by a related solicitation of consents (the "Consents") regarding certain covenant amendments (the "Proposed Amendments")) all of the Company's outstanding 9 1/2% Senior Discount Notes due 2005 (the "Senior Notes") on such customary terms and conditions as are acceptable to Purchaser and reasonably satisfactory to the Company Board (the "Debt Offer to Purchase"). The Debt Offer to Purchase will be conditioned upon, among other things: (i) the receipt of Consents from the holders of the Notes of at least a majority of the aggregate outstanding principal amount of Notes, excluding Notes owned by the Company and certain affiliates, and the execution by the Company of an indenture supplemental to the indenture pursuant to which the Notes were issued effecting the Proposed Amendments; (ii) the valid tender of at least a majority of the outstanding principal amount of the Notes as of the expiration date of the Debt Offer to Purchase; (iii) the consummation of the Offer; and (iv) other customary conditions for transactions similar to the Debt Offer to Purchase. The Purchaser has agreed to reimburse the Company for any and all expenses and fees incurred by the Company in connection with the Debt Offer to Purchase if the Debt Offer to Purchase is commenced, but terminated without consummation and such failure to consummate is not the result of the Company's breach.

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    NO SOLICITATION.  Pursuant to the Merger Agreement, the Company has agreed that it will not (and will use its best efforts to ensure that its officers, directors, employees, investment bankers, attorneys, accountants and other agents do not), directly or indirectly, (i) initiate, solicit or encourage, or take any action to facilitate (including by the furnishing of information) the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Takeover Proposal (as hereinafter defined), (ii) enter into any agreement with respect to any Takeover Proposal, or (iii) in the event of an unsolicited Takeover Proposal for the Company engage in negotiations or discussion with, or provide information or data to, any person (other than Purchaser, any of its affiliates or representatives and except for information which has been previously publicly disseminated by the Company) relating to any Takeover Proposal, except that the Merger Agreement does not prohibit the Company or the Company Board (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or
(ii) making such disclosure to the Company's stockholders as, the good faith judgment of the Company Board after receiving advice from outside counsel, the Company deems necessary to comply with its fiduciary duties to the Company's stockholders under applicable law. The Company has further agreed to notify Purchaser within 24 hours if any proposals, inquiries or expressions of interest are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company or its representatives, in connection with any Takeover Proposal or possibility or considering thereof, indicating the name of such person and the terms and conditions of any proposals or offers and to keep the Purchaser informed of the status and terms of such occurrences.

    A "Takeover Proposal" means any tender or exchange offer involving the Company, any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner a substantial equity interest in, or a significant portion of the business or assets of, the Company (other than immaterial or insubstantial assets or inventory in the ordinary course of business or assets held for sale), any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company other than pursuant to the transactions effected pursuant to the Merger Agreement.

    Notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer, the Company may furnish information concerning its business, properties or assets to any person pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such person concerning a Takeover Proposal (provided that the Company shall not agree to any exclusive right to negotiate with the Company) if (a) such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Company relating to any such transaction that provides for consideration which the Company Board determines in good faith, after receiving advice from a nationally recognized investment banking firm, is more favorable to the Company and its stockholders than the Offer and the Merger (taking into account all relevant factors) and which is not conditioned upon obtaining additional financing not fully committed at such time or, in the view of a nationally recognized investment banking firm, is reasonably likely to be obtained under then existing market conditions, and (b) in the opinion of the Company Board, after receiving advice from outside legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations would likely cause the Company Board to breach its fiduciary duties to the Company's stockholders under applicable law (a Takeover Proposal which satisfies clauses (a) and (b), a "Superior Proposal"). The Company must then provide Purchaser any nonpublic information regarding the Company provided to the other party which was not previously provided to Purchaser. If the Company, after consultation with outside legal counsel, believes that a breach of fiduciary duties to the Company's stockholders would likely occur, the Company Board may (subject to this and the following sentences) inform the Company's stockholders that it no longer believes that the Offer and the Merger is advisable and no longer recommends approval (a "Subsequent Determination"), but only at a time that is after the fifth business day following Purchaser's receipt of written notice advising Purchaser that the Company Board has received a Superior Proposal

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specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation), identifying the person making such Superior Proposal and stating that it intends to make a Subsequent Determination. Notwithstanding the foregoing, prior to and including such fifth day the Company may make such public disclosure that is in its view required under the Federal securities laws, as evidenced by an opinion from outside counsel to the Company, a copy of which shall be provided to Purchaser prior to such disclosure. After providing such notice, the Company shall provide a reasonable opportunity to Purchaser to make such adjustments in the terms and conditions of the Merger Agreement and/or of the Option Agreement as would enable the Company to proceed with its recommendation of the Offer. At any time after five business days following notification to Purchaser of the Company's intent to terminate the Merger Agreement pursuant to its terms, the Company Board may terminate the Merger Agreement and enter into an agreement with respect to a Superior Proposal, provided that the Company shall, concurrently with entering into such agreement, pay or cause to be paid to Purchaser the Termination Fee (as defined below). Except as permitted under the terms of the Merger Agreement, neither the Company Board nor any committee thereof may, (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, the approval or recommendation by the Company Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend to Purchaser, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal. Notwithstanding any other provision of the Merger Agreement, the Company shall submit the Merger Agreement to its stockholders whether or not the Company Board makes a Subsequent Determination.

    INDEMNIFICATION AND INSURANCE. The Company shall, to the fullest extent permitted under Delaware law and regardless of whether the Merger becomes effective, indemnify, defend and hold harmless, and after the Effective Time, Purchaser and the Surviving Corporation shall jointly and severally, to the fullest extent permitted under Delaware law, indemnify, defend and hold harmless, the present and former officers, directors, employees and agents of the Company (the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, including without limitation, liabilities arising out of the Merger. The Merger Agreement also provides that the Surviving Corporation will maintain or obtain directors' and officers' liability insurance ("D&O Insurance") for a period of not less than three years after the Effective Time, provided, however, that if the aggregate annual premiums for such D&O Insurance at any time exceeds 150% of the per annum rate of premium currently paid by the Company for such insurance as in effect on the date of the Merger Agreement, then Purchaser will cause the Company (or the Surviving Corporation if after the Effective Time) to provide the maximum coverage then available at an annual premium equal to 150% of such rate.

    REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Purchaser with respect to, among other things, its organization, capitalization, authority relative to the Merger, financial statements, public filings, conduct of business, litigation, employee benefit plans, brokers' fees, compliance with laws, tax matters, intellectual property, employment matters, environmental matters, real property, material contracts, potential conflicts of interest, insurance, vote required to approve the Merger Agreement, undisclosed liabilities, information in the Proxy Statement.

    TERMINATION; FEES. The Merger Agreement may be terminated and the transactions contemplated therein may be abandoned at any time before the Effective Time, whether before or after stockholder approval: (i) by mutual written consent of the Boards of Directors of Purchaser and the Company; (ii) by Purchaser if the Offer expires or is terminated without any Shares being purchased thereunder by Purchaser as a result of the occurrence of any of the events set forth in Annex I of the Merger Agreement; (iii) by either Purchaser or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties thereto shall use their best efforts to lift) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement; (iv) by Purchaser if, without any material breach by Purchaser of its obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before May 15, 1999; (v) by the Company if, without any material breach by the Company of its obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before May 15, 1999; (vi) by the Company (a) if there is a material breach of any of Purchaser's representations, warranties or covenants under the Merger Agreement which cannot be or has not been cured within ten days of the receipt of written notice thereof, or (b) to allow the Company to enter into an agreement in accordance with the Merger Agreement with respect to a Superior Proposal which the Company Board has determined is more favorable to the Company's stockholders than the transactions contemplated by the Merger Agreement, provided that the Company has complied with the provisions of the Merger Agreement; (vii) by Purchaser if, prior to the purchase of Shares pursuant to the Offer, the Company shall have breached any representation, warranty or covenant or other agreement contained in the Merger Agreement, which breach (a) would give rise to the failure of a condition set forth in paragraph
(e) or (f) of Section 14 and (b) cannot be or has not been cured within ten days of the receipt of written notice thereof; (viii) by Purchaser, at any time prior to the purchase of Shares pursuant to the Offer, if (a) the Company Board shall withdraw, modify, or change its recommendation or approval in respect of the Merger Agreement or the Offer in a manner adverse to Purchaser, (b) the Company Board shall have recommended any proposal other than by Purchaser in respect of a Takeover Proposal, (c) the Company shall have exercised a right with respect to a Takeover Proposal and shall, directly or through its representatives, continue discussions with any third party concerning a Takeover Proposal for more than ten business days after the date of receipt of such Takeover Proposal,
(d) a Takeover Proposal that is publicly disclosed shall have been commenced or communicated to the Company which contains a proposal as to price (without regard to whether such proposal specifies a specific price or a range of potential prices) and the Company shall not have rejected such proposal within twenty business days of its receipt or, if sooner, the date its existence first becomes publicly disclosed, or (e) any person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Purchaser or any of its subsidiaries or affiliates shall have become the beneficial owner of more than 15% of the outstanding Common Stock (either on a primary or a fully diluted basis), except that this provision will not apply to any person that owns more than 15% of the outstanding Shares on the date of the Merger Agreement; or (ix) by Purchaser, if the Company or its representatives shall have materially breached the provisions of the Merger Agreement relating to Takeover Proposals.

    In accordance with the Merger Agreement, if (a) Purchaser shall have terminated the Merger Agreement pursuant to clause (viii) or (ix) of the preceding paragraph; (b) Purchaser shall have terminated the Merger Agreement pursuant to clause (vii) of the preceding paragraph and following the date of the Merger Agreement but before such termination there shall have been a Takeover Proposal Interest, and within two years of any such termination the Company shall have entered into a definitive agreement with respect to a Takeover Proposal or a Takeover Proposal with respect to the Company shall have been consummated; or (c) the Company shall have terminated the Merger Agreement pursuant to clause (vi)(b) of the preceding paragraph, then in any such case the Company shall pay simultaneously with such termination if pursuant to clause
(vi)(b) and promptly, but in no event later than two business days after the date of such termination or event if pursuant to clause (viii), clause (ix) or clause (vii), to Purchaser a termination fee (the "Termination Fee") of $43 million, which amount shall be payable by wire transfer to such account as Purchaser may designate in writing to the Company.

    OPTION AGREEMENT.

    The following is a summary of certain portions of the Option Agreement and is qualified in its entirety by reference to the Option Agreement, a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-9. The Option Agreement may be examined and copies may be obtained at the places and in the manner set forth in the Offer to Purchase.

    As a condition and inducement to Purchaser's entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Purchaser and the Company have entered into the Option Agreement, pursuant to which, among another things, the Company has granted Purchaser an irrevocable option to purchase up to 4,338,133 newly-issued Shares (the "Company Option") at a purchase price per Share of $65.75 (the "Exercise Price"), provided, however, that in no event shall the number of Shares for which the Company Option is exercisable exceed 19.9% of the Company's issued and outstanding shares of Company Common Stock. The Option Agreement will terminate, and the Company Option will expire, on the earliest of (i) the Effective Time and (ii) to the extent that Purchaser has given no notice of its intention to exercise all or any part of the Company Option, six (6) months after any termination of the Merger Agreement pursuant to Section 8.1(b), (f)(ii), (g), (h) or (i) thereof and at the time of termination of the Merger Agreement pursuant to Section 8.1(a), (c), (d), (e) or (f)(i) thereof.

    Purchaser (or its designee) may exercise the Company Option, in whole or in part, if on or after the date hereof: (a) any corporation, partnership, individual, trust, unincorporated association, or other entity or "person" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than Purchaser or any of its affiliates (a "Third Party"): (i) commences or announces an intention to commence a tender offer or exchange offer for any shares of Company Common Stock, the consummation of which would result in beneficial ownership by such Third Party (together with all such Third Party's affiliates and associates) of 15% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis); or
(ii) acquires beneficial ownership of shares of Company Common Stock which, when aggregated with any Shares already owned by such Third Party, its affiliates and associates, would result in the aggregate beneficial ownership by such Third Party, its affiliates and associates of 15% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis); provided, however, that "Third Party" for purposes of this clause (ii) shall not include any corporation, partnership, person, other entity or group which beneficially owns more than 15% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis) as of the date hereof and that does not, after the date hereof, increase such ownership percentage by more than an additional 1% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis); or (b) any of the events described in Sections 8.1(g) (so long as following the date the Option Agreement but prior to any termination there shall have been a proposal, inquiry or expression of interest in connection with a Takeover Proposal), 8.1(h) or 8.1(i) of the Merger Agreement that would allow Purchaser to terminate the Merger Agreement has occurred (but without the necessity of Purchaser having terminated the Merger Agreement).

    In the event of any change in the Shares or in the number of outstanding Shares by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares or similar transaction or any other change in the corporate or capital structure of the Company (including, without limitation, the declaration or payment of an extraordinary dividend of cash, securities or other property), the type and number of the Shares to be issued by the Company upon exercise of the Company Option shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that Purchaser shall receive upon exercise of the Company Option the number and class of shares or other securities or property that Purchaser would have received in respect to the Shares if the Company Option had been exercised immediately prior to such event, or the record date therefor, as applicable, and the holder of such Shares had elected to the fullest extent it would have been permitted to elect, to receive such securities, cash or other property. In the event that the Company shall enter into an agreement (i) to consolidate with or merge into any person, other than Purchaser or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Purchaser or one of its subsidiaries, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding Shares shall be changed into or exchanged for stock or other securities of the Company or any other person or cash or any other property, or then outstanding Shares shall after such merger represent less than 50% of the outstanding shares and share equivalents of the surviving corporation or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Purchaser or one of its subsidiaries, then, and in each such case, proper provision shall be made in the agreements governing such transaction so that Purchaser shall receive upon exercise of the Company Option the number and class of shares or other securities or property that Purchaser would have received in respect of the Shares if the Company Option had been exercised immediately prior to such transaction, or the record date therefor, as applicable, and the holder of such Shares had elected to the fullest extent it would have been permitted to elect, to receive such securities, cash or other property. Such rights of Purchaser shall be in addition to, and shall in no way limit, its rights against the Company for any breach of the Merger Agreement.

    At any time that Purchaser is entitled to exercise the Company Option, Purchaser may elect, in its sole discretion, to sell the Company Option to the Company in lieu of exercising the Company Option. The Company shall be required to purchase the Company Option from Purchaser on the third business day after Purchaser gives the Company written notice of such election for a cash price (payable by certified or official bank check in same day funds to Purchaser or its designee) equal to the product of the number of Shares then covered by the Option multiplied by the excess over the Exercise Price of the greater of (x) the closing price of a share of Company Common Stock on the Nasdaq National Market on the last trading day prior to the date of such notice and (y) the highest price per share of Company Common Stock paid or proposed to be paid to any holder thereof by any person in any Takeover Proposal.

    Notwithstanding any other provision of the Option Agreement, in no event shall Purchaser's Total Profit (as defined below) exceed $14 million and, if it otherwise would exceed such amount, Purchaser, at its sole election, shall either (a) reduce the number of Shares subject to the Company Option, (b) deliver to the Company for cancellation Shares previously purchased by Purchaser, (c) pay cash to the Company, or (d) any combination thereof, so that Purchaser's actually realized Total Profit shall not exceed $14 million after taking into account the foregoing actions. As used herein, the term "Total Profit" means the aggregate amount (before taxes) of the following: (i) (x) the net cash amounts received by Purchaser pursuant to the sale of Shares (or any other securities into which such Shares are converted or exchanged) to any unaffiliated party, less (y) Purchaser's purchase price of such Shares, and (ii) any Notional Total Profit (as defined below). As used herein, the term "Notional Total Profit" with respect to the total number of Shares as to which Purchaser could propose to exercise the Option shall be the Total Profit determined as of the date of such proposal assuming that the Company Option were fully exercised on such date for such number of Shares and assuming that such Shares, together with all other Shares held by Purchaser and its affiliates as of such date, were sold for cash at the closing market price for the Company Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

    STOCKHOLDERS AGREEMENT.

    The following is a summary of certain portions of the Stockholders Agreement and is qualified in its entirety by reference to the Stockholders Agreement, a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-9. The Stockholders Agreement may be examined and copies may be obtained at the places and in the manner set forth in the Offer to Purchase.

    As a condition and inducement to Purchaser entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Purchaser has entered into the Stockholders Agreement with the Company and certain stockholders of the Company who beneficially own approximately 2.36 million Shares in the aggregate, including Shares issuable upon the exercise of Options. Pursuant to the Stockholders Agreement, such stockholders have agreed that if requested by Purchaser to exercise all Options granted to such stockholder under the Option Plans and if certain conditions listed in the Stockholders Agreement are satisfied, they will exercise such Options. The conditions to such exercise include that such exercise and tender will result in a tender of over 90% of the outstanding Shares. In connection with any such exercise, the Purchaser has agreed to indemnify such stockholders against expenses and taxes incurred which would not be incurred if the Option were treated pursuant to the

Merger Agreement. In addition, stockholders party to the Stockholders' Agreement may exercise options pursuant to a "cashless exercise" or similar provision.

    In addition, such stockholders have agreed that, no later than the tenth business day after the commencement of the Offer, they will validly tender pursuant to the Offer all Shares owned by them, representing approximately 4.8% of the outstanding Shares (approximately 11.7% assuming exercise of all Options beneficially owned by them), as well as any Shares acquired by them after the date of the Stockholders Agreement.

    In addition, the stockholders subject to the Stockholders Agreement have agreed that, at any meeting of the Company's stockholders, or in connection with any written consent of the Company's stockholders, they will vote (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement; (ii) against any action or agreement that would (a) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of such stockholder under the Stockholders Agreement or (b) impede, interfere with, delay, postpone or adversely affect the Merger or the transactions contemplated thereby or by the Stockholders Agreement; and (iii) except as otherwise agreed to in writing in advance by Purchaser, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement and the Stockholders Agreement): (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (b) any sale, lease or transfer of a material amount of the assets or business of the Company or its subsidiaries, or any reorganization, restructuring, recapitalization, special dividend, dissolution, liquidation or winding up of the Company or its subsidiaries; (c) any change in the present capitalization of the Company, including any proposal to sell any equity interest in the Company or any of its subsidiaries or any amendment of the Certificate of Incorporation or Bylaws; (d) any change in the majority of the Company Board; (e) any other change in the Company's corporate structure or business; and (f) any other action which is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or affect the Merger, the transactions contemplated by the Merger Agreement or the Stockholder Agreement or the contemplated economic benefits of any of the foregoing. Each stockholder subject to the Stockholders Agreement has granted to and appoints Purchaser such stockholder's proxy and attorney-in-fact to vote the shares owned by such stockholder in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement.

    The stockholders subject to the Stockholders Agreement have agreed that until the earlier of the Effective Time and the termination of the Merger Agreement, they will not, directly or indirectly, (i) transfer any or all Shares owned by them, (ii) except with respect to Purchaser, grant any proxies or powers of attorney, deposit any Shares owned by them into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Shares, or (iii) take any action that would make any representation or warranty of such stockholder contained herein untrue or incorrect or would result in a breach by such stockholder of its obligations under the Stockholders Agreement or a breach by the Company of its obligations under the Merger Agreement. However, stockholders subject to the Stockholders Agreement may transfer Shares to an affiliate of such stockholder, any member of such stockholder's immediate family, a trust for the benefit of family members of such stockholders, or any charitable organizations (as defined in Section 501(c)(3) of the Code). In addition, other than as required in his capacity as a director or officer of the Company under applicable laws and fiduciary duties, each such stockholder and its affiliates have agreed not, to (i) directly or indirectly solicit, initiate or encourage a Takeover Proposal, (ii) enter into, maintain or continue discussions or negotiations with any party (other than Purchaser) in furtherance of a Takeover Proposal or (iii) agree to or endorse any Takeover Proposal.

    GUARANTEE.

    The following is a summary of certain portions of the Guarantee and is qualified in its entirety by reference to the Guarantee, a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-9. The Guarantee may be examined and copies may be obtained at the places and in the manner set forth in the Offer to Purchase.

    As a condition and inducement to the Company entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Olivetti, Mannesmann and the Company have entered into the Guarantee, pursuant to which, among other things, Olivetti and Mannesmann have agreed jointly and severally to guarantee unconditionally and irrevocably, for the benefit of the Company, the performance of certain obligations of Purchaser pursuant to the Merger Agreement. Olivetti and Mannesmann have represented in the Guarantee that they have funds available to them sufficient to purchase, or cause to be purchased, the Shares and Options in accordance with the terms of the Merger Agreement, and to pay, or cause to be paid, all amounts due (or which will, as a result of the transactions contemplated by the Merger Agreement, become due) in respect of the Debt Tender any Offer. The Guarantee terminates upon consummation of the purchase by Purchaser or any of its affiliates of any Shares pursuant to the Offer.

    CONFIDENTIALITY AGREEMENT.

    The following is a summary of certain portions of the Confidentiality Agreement, dated December 1, 1998, among Olivetti, Mannesmann and the Company (the Confidentiality Agreement") and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-9. The Confidentiality Agreement may be examined and copies may be obtained at the places and in the manner set forth in the Offer to Purchase.

    As a condition to being furnished information concerning the Company ("Evaluation Material") by or on behalf of the Company, Olivetti and Mannesmann have agreed, among other things, that they will keep such Evaluation Material confidential and will use it solely for evaluating the Offer and the Merger. "Evaluation Material" does not include information which (i) is already in the possession of Mannesmann or Olivetti, provided that such information in not known by them to be subject to another confidentiality agreement with or other obligation of secrecy to the Company or another party, (ii) becomes generally available to the public other than as a result of a disclosure by Mannesmann or Olivetti or their respective directors, officers, employees, agents or advisors, or (iii) becomes available to Olivetti or Mannesmann on a non-confidential basis from a source other than the Company or its advisers, provided that such source is not known to be bound by a confidentiality agreement with or other obligation of secrecy to the Company or another party.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendation of the Board of Directors.

    THE BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT, OPTION AGREEMENT, STOCKHOLDERS' AGREEMENT AND GUARANTEE (THE "TRANSACTION AGREEMENTS"), AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. THE BOARD OF DIRECTORS RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    (b) Background; Reasons for the Recommendation.

    BACKGROUND.

    Management of the Company, Olivetti and Mannesmann have been acquainted with one another for a number of years and have had, from time to time, discussions concerning the respective businesses and strategies of their companies.

    In 1988, the Company's former parent, Cellular Communications, Inc. ("CCI"), began seeking joint venture opportunities to pursue wireless communications businesses outside of the United States. In 1990, the Company became one of the organizers and a party to Omnitel-Sistemi Radiocellulari Italiani S.p.A., ("OSR"), an Italian joint venture corporation, with Ing. C. Olivetti & C., S.p.A., Bell Atlantic International Inc. ("Bell Atlantic"), Shearson Lehman Hutton Eurocell, Inc. and Swedish Telecom International AB ("Swedish Telecom"), which each executed the original joint venture agreement forming OSR, (as amended, the "OSR Joint Venture Agreement").

    In connection with CCI entering into an agreement with AirTouch Communications, Inc. in 1990, the Capital Stock of the Company was distributed to the shareholders of CCI in 1991. Since that time, the Company has been an independent, publicly traded entity.

    In February, 1994, OSR entered into an agreement with Pronto Italia S.p.A. ("Pronto") to form Omnitel Pronto Italia S.p.A. ("Omnitel") as their combined applicant for the second Global System for Mobile Communications ("GSM") license in Italy. GSM is the digital technology for cellular telephone systems that most European countries have agreed to adopt as a common standard. In March 1994, the Italian Government announced that Omnitel was selected by the Italian Government as the licensee of Italy's second GSM cellular telephone license (the "License").

    Currently, the Company holds a 14.667% interest in OSR, which holds a 70% interest in and directs the management of Omnitel. The Company through its 14.667% interest in OSR, holds an approximate 10.267% interest in Omnitel. The other current joint ventures in OSR are OliMan Holding B.V. ("OliMan"), a joint venture currently owned 62.5% by Ing. C. Olivetti & C., S.p.A. ("Olivetti") and 37.5% by Mannesmann A.G.("Mannesmann"), Bell Atlantic International, Inc. ("Bell Atlantic") and an affiliate of Lehman Brothers (collectively, the "OSR Corporate Partners"). Pronto, which holds a 30% interest in Omnitel, consists of AirTouch Communications, Inc., Mannesmann and several smaller partners (together with the OSR Corporate Partners, the "Corporate Partners").

    Although in prior years, the Company pursued opportunities in countries other than Italy, the value of the Company's interest in OSR, and thus indirect interest in Omnitel, has come to represent substantially all of the value of the Company.

    Recognizing the Company is a minority, indirect shareholder in Omnitel, and that it could not control Omnitel's cash flows and, in particular, Omnitel's payment of dividends, and cognizant of the contractual terms of the OSR Joint Venture Agreement, the Company has always been alert to opportunities to maximize the value of its OSR investment. In that connection, the Company has from time to time conducted discussions with other participants in the OSR and Pronto consortia seeking to elicit any interest they might have in a transaction. These discussions have occurred over a period of years and as recently as the past several months, but had not resulted in any proposal or offer to purchase the Company or its interest in OSR. In addition, entities outside of the OSR and Pronto Consortia had not contacted the Company regarding any interest in its holdings in OSR.

    Commencing in early 1995, management of the Company and Olivetti held discussions concerning a strategic business combination between the two companies. The discussions terminated in the summer of 1995.

    In the first half of 1998, the Company had discussions with Telia International A.B. ("Telia") (formerly Swedish Telecom), including discussions about a potential transaction between Telia and the Company in which the Company would acquire Telia's OSR stake for either Company stock or a combination of Company stock, debt and cash. These discussions were part of a series of various meetings for different purposes that the Company had with Telia over a period of five years. Despite these recent meetings, Telia ultimately entered into a transaction in which it sold its interest in OSR to OliMan, which was announced on April 14, 1998.

    In February, 1997, senior executives of the Company met with senior executives of Mannesmann, and had a broad based discussion regarding their respective interests in European telecommunications. A similar such discussion occurred in January, 1998, including executives of Olivetti as well as Mannesmann.

    In April, 1998, Dr. Kurt Kinzius, Managing Director of Mannesmann Eurokom GmbH, met with William B. Ginsberg, the President and CEO of the Company, and discussed a potential transaction between the Company and OliMan, which sought to increase its stake in Omnitel.

    On July 6, Dr. Kinzius telephoned Mr. Ginsberg to arrange for a meeting. A meeting took place on July 10 among Mr. Ginsberg, Dr. Kinzius and Evan Newmark of Goldman Sachs & Co., acting on behalf of OliMan, in connection with a possible transaction with the Company. At that meeting, various structures for a transaction were considered and, at the conclusion of this meeting, the attendees agreed to evaluate various alternatives for structuring a transaction.

    On August 11, 1998, there was another meeting between the Company and OliMan in London, England. The parties discussed various proposals for structuring a transaction, but no satisfactory result could be reached.

    On August 24, 1998, senior executives of the Company had a meeting with senior executives of Bell Atlantic to discuss a possible transaction involving the Company. This meeting was one of a series of meetings between senior executives of the two companies in which possible transactions were discussed, over the course of the past five years. However, shortly after the meeting, Bell Atlantic's representatives communicated that they were not interested in pursuing any transaction with the Company.

    From time to time, senior executives of AirTouch Communications, Inc. have had informal discussions concerning the Company's interest in OSR and possible transactions with the Company. These discussions did not result in any transaction.

    At a November meeting of OSR and Omnitel in Milan, Italy, representatives of OliMan, including Dr. Kinzius and Marco De Benedetti, an executive officer of Olivetti responsible for telecom strategies, approached Mr. Ginsberg to meet again about a possible transaction involving the Company.

    On November 30, 1998, representatives of Olivetti, Mannesmann and Goldman, Sachs & Co. met with representatives of the Company and Wasserstein Perella. Detailed negotiations then ensued between representatives of Olivetti and Mannesmann, including Goldman, Sachs & Co. and legal counsel, Willkie Farr & Gallagher and Dorsey & Whitney, and representatives of the Company, including Wasserstein Perella and Skadden, Arps, Slate, Meagher & Flom LLP. Simultaneously, representatives of Olivetti and Mannesmann conducted their due diligence investigations of the Company. The negotiations culminated in agreement on the terms of the Merger Agreement, Stockholders' Agreement, Option Agreement and Guarantee.

    REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE BOARD. The Board of Directors and the Company's senior management have reviewed Omnitel's strategic position in the Italian cellular telephone industry, the near and longer term prospects for that industry, the consolidation trends within that industry and the strategic alternatives available to the Company, all with a view to maximizing shareholder value. In conducting its review, the Board of Directors considered the Company's indirect, minority interest in Omnitel, the relationship among the other parties that have interests in Omnitel, the consequences of various transaction structures and the terms of the OSR Joint Venture Agreement and the License. The Company also considered Omnitel's results of operations for the fiscal year ended December 31, 1997 as well as for the fiscal quarter ended September 30, 1998. The Board of Directors also considered the recent trading prices of the Company's Common Stock. In light of the Board's review of Omnitel's competitive position, recent operating results, the Company's stock price, anticipated trends in the industry in which Omnitel competes, structural considerations and the price per Share being offered by Purchaser, the Board of Directors determined that it would be in the best interest of the Company's shareholders to approve the Transaction Agreements. In approving the Transaction Agreements and the transactions contemplated thereby and recommending that all holders of Shares of the Company's Common Stock tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors including:

        (i) the terms of the Merger Agreement, the Stockholders Agreement executed by certain stockholders in connection therewith, including provisions allowing the Stockholders' Shares to be voted in favor of a competing offer if the Merger Agreement were terminated by the Company in accordance with its terms to allow the Company to enter into an agreement with any such competing bidder, the Option Agreement and the Guarantee;

        (ii) the trading price of shares of the Company's Common Stock, and the expected trading prices for the foreseeable future;

        (iii) the contractual terms of the OSR Joint Venture Agreement and of the License; the fact that the Company's interest in OSR is a minority with only an indirect interest in Omnitel and limited governance rights;

        (iv) Omnitel's competitive position and current business and regulatory trends in the Italian cellular telephone industry and the European cellular telephone industry, including Omnitel's rapid growth in the past and the Company's view of Omnitel's future;

        (v) a range of other possible buyers of the Company that are not currently affiliated with either OSR or Pronto, ultimately concluding that it was unlikely that any such buyer would be forthcoming given the existing configuration of Omnitel;

        (vi) Wasserstein Perella's opinion that the consideration to be received by the stockholders of the Company, other than stockholders who are affiliates of the Company, pursuant to the Merger Agreement is fair to such stockholders from a financial point of view, as well as a presentation by Wasserstein Perella of various financial analyses relating to the Merger, including among other things a review of the Company's historical, financial and stock market performance; a review of selected stock trading data for selected companies that have European cellular telephone operations; and a number of discounted cash flow analyses at various discount rates and terminal values based on Omnitel's projections for its future performance;

        The full text of the Wasserstein Perella fairness opinion is attached hereto as Exhibit 8. The Wasserstein Perella opinion is addressed to the Board of Directors of the Company and does not address the merits of the underlying decision of the Company to engage in the transactions contemplated by the Merger Agreement and does not constitute a recommendation to any holder of Shares as to how such holder should respond to the Offer. The summary of the Wasserstein Perella opinion set forth in this statement on Schedule 14D-9 is qualified in its entirety by reference to full text of the Wasserstein Perella opinion attached hereto attached as
    Exhibit 8; Holders of shares are urged to read the Wasserstein Perella opinion in its entirety;

        (vii) the Company's understanding of the Mannesmann, Olivetti and Bell Atlantic relationship, which the Company believes would effectively reduce competition among them for an acquisition of the Company;

        (viii) the tax impact of a sale of the Company's interest in Omnitel as compared with a sale of the Company pursuant to the structure contemplated by the Merger Agreement; and

        (ix) the fact that Olivetti and Mannesmann have executed a Guarantee regarding the financial obligations of the Purchaser under the Merger Agreement including its ability to purchase the Shares pursuant to the Offer and the Merger.

    The Board of Directors did not assign relative weight to the above factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Wasserstein Perella & Co., Inc. ("Wasserstein Perella") was retained, pursuant to the terms of a letter agreement, dated December 4, 1998 (the "Wasserstein Letter Agreement"), as financial advisor to the Company in connection with any proposed business combination involving the Company and another party, including a merger of the Company, the acquisition of 50% or more of the Company's outstanding capital stock, the acquisition of all or a substantial portion of the assets of the Company or similar transactions (a "Business Combination"). Pursuant to the terms of the Wasserstein Letter Agreement, the Company has agreed to pay Wasserstein, a fee of $2.0 million, upon the execution of a definitive agreement to effect a Wasserstein Transaction. Pursuant to the terms of the Wasserstein Letter Agreement, a transaction fee equal to $8.0 million is payable to Wasserstein, contingent upon the consummation of any Wasserstein Transaction and to be paid by the Company on the closing date thereof; it being understood and agreed that if more than 50% of the outstanding voting securities of the Company on a fully diluted basis are acquired (the "First Step") and the Acquiror (as defined in the Wasserstein Letter Agreement) proposes to acquire any additional voting securities or assets or businesses of the Company in a subsequent transaction, the Wasserstein Transaction shall be deemed to have been consummated and the closing date to have occurred upon consummation of the First Step. The Company has also agreed to pay Wasserstein additional fees in such amounts as will be customary given the nature of the services provided, including reimbursement on a monthly basis for Wasserstein's travel and other reasonable out-of-pocket expenses (including fees, disbursements and other charges of counsel to be retained by Wasserstein and of other consultants and advisors retained with the Company's consent) as well as any sales or similar taxes.

    Wasserstein provided to the Company an opinion to the effect that the consideration proposed to be paid in the Transaction is fair to the Company's stockholders from a financial point of view. Wasserstein has, in the past, provided financial advisory and financing services to the Company and has received fees for the rendering of such services. In the ordinary course of business, Wasserstein may actively trade the securities of the Company for its account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

    The Company also retained Donaldson, Lufkin & Jenrette ("DLJ"), pursuant to the terms of a letter agreement, dated December 4, 1998 (the "DLJ Letter Agreement"), as financial advisor to the Company in connection with a Business Combination to the Parent. Pursuant to the terms of the DLJ Letter Agreement, DLJ undertook to study and evaluate the Company and its business prospects, identify and analyze the financial alternatives available to the Company, develop the strategy and tactics to be used in evaluating these alternatives in the market, provide analysis and advice in connection with a Business Combination, as directed by the Company, assist in the negotiation of a definitive agreement with the Parent and provide such other financial advisory services as the Company may request and agree upon in writing with DLJ.

    As compensation for the services provided by DLJ, the Company has agreed to pay DLJ a fee of $100,000 upon execution of a definitive agreement to effect a DLJ Transaction. Additional cash compensation in an amount equal to $1,500,000 payable in cash will be payable to DLJ at consummation of a Business Combination which will be deemed to have occurred upon (i) the acquisition by another person of a majority of the Company calculated on a fully-diluted basis; (b) a merger or consolidation of the Company or an affiliate of the Company with another person; (c) the acquisition by another person of assets of the Company representing a majority of the Company's book value; or (d) in the case of any other Business Combination, the consummation thereof. The Company also agreed to reimburse DLJ promptly for all out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by DLJ in connection with its engagement, whether of not a Business Combination is consummated. In addition, if at any time prior to 12 months after the termination of DLJ's engagement with the Company a transaction other than the DLJ Transaction is consummated, for which, under the DLJ Letter Agreement, DLJ is entitled to compensation, DLJ and the Company will in good faith mutually agree upon acceptable compensation for DLJ, taking into account, among other things, the results obtained and the custom and practice of investment bankers of international standing acting in similar transactions.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) SHARE TRANSACTIONS LAST 60 DAYS. Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    On October 27, and October 30, 1998, Alan J. Patricof, member of the Board of Directors, sold 5,000 Shares at $60.75 and 1,000 Shares at $62.375 respectively.

    (b) INTENT TO TENDER. To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser. In addition, all of the Company's directors and officers have signed the Stockholders Agreement, thus obligating themselves to tender their Shares, subject to the terms of such agreement and applicable law.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    (a) CERTAIN NEGOTIATIONS. Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) CERTAIN TRANSACTIONS. There are presently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, other than as described in or incorporated by reference into Item 3(b), which relate to or would result in one or more of the matters referred to in
Item 7(a)(1), (2), (3) or (4).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) DGCL 203

    Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company's Board of Directors has approved the Merger

Agreement and the transactions contemplated thereby, including the Offer and the Merger, and, therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

    (b) Information Statement

    The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

    (c) Change in Control Provisions in Notes

    Upon the occurrence of a Change of Control (as defined in the Notes), holders of the Company's 6% Convertible Subordinated Notes Due 2005 (the "Convertible Notes") and holders of the Company's 9 1/2 Senior Discount Notes due 2005 (the "Senior Notes" and together with the Convertible Notes, the "Notes") will have the right to require the Company to repurchase all or any part (equal to $1,000 or EURO 1,000 or an integral multiple thereof, respectively) of such holder's Convertible Notes or Senior Notes, respectively, at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest (the "Repurchase Rights").

    Holders of the Convertible Notes may also exercise their right to convert their Convertible Notes into Common Stock and participate in the Offer or receive cash upon the Merger in lieu of pursuing their Repurchase Rights. Holders may also continue to hold their Convertible Notes after the Merger. Holders of the Senior Notes may also continue to hold their Senior Notes after the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
    NO.
-----------

Exhibit 1.   Agreement and Plan of Merger, Option Agreement, Stockholders' Agreement and Guarantee, dated as of
             December 11, 1998, by and among the Purchaser and the Company.

Exhibit 2.   Pages 4 through 12 of the Proxy Statement, dated June 30, 1998, relating to the Company's 1998 Annual
             Meeting of Stockholders.

Exhibit 3.   Confidentiality Agreement between the Purchaser and the Company, dated December 1, 1998.

Exhibit 4.   Engagement Letter dated December 4, 1998 between the Company and Wasserstein Perella.

Exhibit 5.   Engagement Letter dated December 4, 1998 between the Company and DLJ.

Exhibit 6.   Press Release issued jointly by the Purchaser and the Company, dated December 11, 1998.

Exhibit 7.   Letter to Stockholders of the Company, dated December 17, 1998.*

Exhibit 8.   Opinion of Wasserstein Perella, dated December 11, 1998.*

------------------------

*   Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Dated: December 17, 1998

                                  CELLULAR COMMUNICATIONS INTERNATIONAL, INC.

       /s/ RICHARD J. LUBASCH
       ------------------------------------------
       Name: Richard J. Lubasch
       Title: Senior Vice-President, General
  By   Counsel

                               INDEX TO EXHIBITS

  EXHIBIT
    NO.
-----------

Exhibit 1.   Agreement and Plan of Merger, Option Agreement, Stockholders' Agreement and Guarantee, dated as of
             December 11, 1998, by and among the Purchaser and the Company.
Exhibit 2.   Pages 4 through 12 of the Proxy Statement, dated June 30, 1998, relating to the Company's 1998 Annual
             Meeting of Stockholders.
Exhibit 3.   Confidentiality Agreement between the Purchaser and the Company, dated December 1, 1998.
Exhibit 4.   Engagement Letter dated December 4, 1998 between the Company and Wasserstein Perella.
Exhibit 5.   Engagement Letter dated December 4, 1998 between the Company and DLJ.
Exhibit 6.   Press Release issued jointly by the Purchaser and the Company, dated December 11, 1998.
Exhibit 7.   Letter to Stockholders of the Company, dated December 17, 1998.*
Exhibit 8.   Opinion of Wasserstein Perella, dated December 11, 1998.*

------------------------

*   Included with Schedule 14D-9 mailed to stockholders.

                                                                         ANNEX A

                  CELLULAR COMMUNICATIONS INTERNATIONAL, INC.
                             110 EAST 59(TH) STREET
                            NEW YORK, NEW YORK 10022
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about December 17, 1998 as a part of Cellular Communications International, Inc.'s (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares") at the close of business on or about December 17, 1998. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

    On December 11, 1998 Kensington Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Purchaser will commence a tender offer (the "Offer") for all outstanding Shares at a price of $65.75 per Share net to the seller in cash, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). The Purchaser was formed in connection with the Merger Agreement and is owned 50% by Olivetti S.p.A. and 50% by Mannesmann AG. As a result of the Offer and the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation").

    The Merger Agreement provides that promptly upon the purchase of Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company as will give the Purchaser representation on the Board of Directors equal to the product of (i) the number of directors on the Board of Directors and (ii) the percentage that the aggregate number of Shares purchased by the Purchaser or any affiliate bears to the number of Shares outstanding. See "Board of Directors and Executive Officers--RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES."

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 17, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on January 15, 1999 unless the Offer is extended.

    The information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of November 30, 1998, there were 16,715,306 Shares outstanding.

RIGHT TO DESIGNATE DIRECTORS

    The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the purchase of Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors (the "Purchaser Designees") on the Board of Directors of the Company as will give the Purchaser representation on the Board of Directors equal to the product of (i) the number of directors on the Board of Directors (giving effect to the directors appointed or elected pursuant to the Offer and including current directors serving as officers of the Company) and (ii) the percentage that the aggregate number of Shares purchased by the Purchaser or any affiliate (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company and excluding Shares beneficially owned by the Purchaser by virtue of the Option Agreement) bears to the number of Shares outstanding. At such times, the Company will also cause each committee of the Board of Directors to include Persons designated by the Purchaser constituting at least the same percentage of each such committee or board as the designees are of the Board of Directors. The Company will increase the size of the Board of Directors or exercise its best efforts to cause the resignations of such number of incumbent directors as is necessary to enable the Purchaser's designees to be elected to the Board of Directors; provided, however, that, until the Effective Time, the Board of Directors will have at least one director who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of the Purchaser (one or more of such directors, the "Independent Directors"). The Merger Agreement further provides that, after the acceptance of payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors is required to (i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement or (iii) take any other action by the Company in connection with the Merger Agreement required to be taken by the Board of Directors.

BOARD OF DIRECTORS OF THE COMPANY

    The Board of Directors currently consists of five persons. J. Barclay Knapp resigned from the Board of Directors on June 3, 1998. Biographical information concerning each of the Company's current directors and executive officers is presented on the following.

    Sidney R. Knafel, 68, a director from and prior to the July 1991 distribution by Cellular Communications, Inc. ("CCI") to its stockholders of the Common Stock of the Company (the "Distribution"), has been Managing Partner of SRK Management Company, a private investment concern, since 1981. In addition, Mr. Knafel is Chairman of Insight Communications, Inc. and BioReliance Corporation. Mr. Knafel is also a director of General American Investors Company, Inc., IGENE Biotechnology, Inc., NTL Incorporated ("NTL"), Cellular Communications of Puerto Rico, Inc. ("CCPR"), CoreComm Limited ("CoreComm") and some privately owned companies.

    Del Mintz, 71, a director of the Company from and prior to the Distribution, is President of Cleveland Mobile TeleTrak, Inc. and Cleveland Mobile Radio Sales, Inc. and Ohio Mobile TeleTrak, Inc., companies providing telephone answering and radio communications services to Cleveland and Columbus, respectively. Mr. Mintz has held similar positions with the predecessor of these companies since 1967. Mr. Mintz is President of several other companies, and was President and a principal stockholder of Cleveland Mobile Cellular Telephone, Inc. before such company was acquired by merger with CCI's predecessor in 1985. Mr. Mintz is also a director of NTL, CCPR, CoreComm and several privately owned companies.

    William B. Ginsberg, 54, has been President, Chief Executive Officer and a director of the Company from and prior to the Distribution. In April 1994, Mr. Ginsberg was appointed as Chairman of the Company. Mr. Ginsberg had also been President, Chief Executive Officer and a director of CCI since its founding in 1981 until its merger in 1996 into a subsidiary of AirTouch Communications, Inc. (the "CCI Merger").

    Alan J. Patricof, 64, a director from and prior to the Distribution, is Co-Chairman of Patricof & Co. Ventures, Inc., a venture capital firm he founded in 1969. Mr. Patricof also serves as a director of NTL, CCPR, CoreComm and other privately owned companies.

    Warren Potash, 67, has been a director from and prior to the Distribution. Mr. Potash retired in 1991 as President and Chief Executive Officer of the Radio Advertising Bureau, a trade association, a position he held since 1989. Prior to that time and beginning in 1986, he was President of New Age Communications, Inc., a communications consultancy firm. Until his retirement in 1986, Mr. Potash was a Vice President of Capital Cities/ABC Broadcasting, Inc., a position he held since 1970. Mr. Potash is also a director of NTL, CCPR and CoreComm.

EXECUTIVE OFFICERS OF THE COMPANY

    Richard J. Lubasch, 52, has been the Company's Vice President--General Counsel and Secretary from and prior to the Distribution. In April 1994, Mr. Lubasch was appointed Senior Vice President and Treasurer of the Company. Mr. Lubasch was Vice President--General Counsel and Secretary of CCI from July 1987 until the CCI Merger. Mr. Lubasch is Senior Vice President--General Counsel and Secretary of NTL,CCPR and CoreComm.

    Gregg Gorelick, 40, has been the Company's Vice President- Controller from and prior to the Distribution. From 1981 to 1986 he was employed by Ernst & Whinney (now known as Ernst & Young LLP). Mr. Gorelick is a certified public accountant and was Vice President- Controller of CCI from 1986 until the CCI Merger. Mr. Gorelick holds that position at NTL, CCPR and CoreComm.

    Stanton N. Williams, 37, has been the Company's Vice President and Chief Financial Officer since March 1995. He had been the Director of Corporate Development for the Company from and prior to the Distribution, a title he currently holds at NTL and held at CCI, until the CCI Merger, and at CCPR until he was appointed Vice-President--Chief Financial Officer in 1997. Prior to joining CCI in 1989, Mr. Williams was employed by Arthur Andersen & Co's consulting division.

MEETINGS OF THE BOARD

    The Board met seven times during calendar year 1997. All current members of the Board attended at least 88% of the combined total of the meetings of the Board and its committees on which they served.

COMMITTEES OF THE BOARD

    The Board has two standing committees: the Compensation and Option Committee and the Audit Committee.

    The Compensation and Option Committee is composed of Messrs. Knafel and Mintz. The Compensation and Option Committee reviews and makes recommendations regarding annual compensation for Company officers. During calendar 1997, the Compensation and Option Committee held two meetings.

    The Audit Committee is composed of Messrs. Mintz, Patricof and Potash. The Audit Committee oversees the Company's financial reporting process on behalf of the Company's Board of Directors. During calendar 1997, the Audit Committee held one meeting.

                        SECURITY OWNERSHIP OF PRINCIPAL
                          STOCKHOLDERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock, as of December 1, by (i) each executive officer and director of the Company, (ii) all directors and executive officers as a group and (iii) stockholders holding 5% or more of the Company's Common Stock.

                                                                  AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                                           --------------------------------------------------------
                                                                          PRESENTLY
            EXECUTIVE OFFICERS, DIRECTORS AND                COMPANY     EXERCISABLE
                 PRINCIPAL STOCKHOLDERS                       STOCK       OPTIONS(1)      TOTAL       PRESENT(2)
---------------------------------------------------------  -----------  --------------  ----------  ---------------
William B. Ginsberg......................................      302,996        740,974    1,043,970          5.98%
Richard J. Lubasch.......................................       20,937        137,986      158,923             *
Stanton N. Williams......................................       18,574        144,000      162,574             *
Gregg Gorelick...........................................        2,406         64,403       66,809             *
Del Mintz................................................      326,015         55,033      381,048          2.27
Sidney R. Knafel.........................................      122,340         55,033      177,373          1.06
Alan J. Patricof.........................................       13,126         55,033       68,159             *
Warren Potash............................................           94         55,033       55,127             *
All directors and officers as a group (8 in number)......      806,488      1,307,495    2,113,983         11.73
FMR Corp.(3).............................................    2,231,890
  82 Devonshire Street
  Boston, MA 02109
Fidelity International Limited(3)
  Pembroke Hall
  42 Crow Lane
  Hamilton, Bermuda
Massachusetts Financial Services Company(4)..............    1,871,113
  500 Boylston Street
  Boston, MA 02116
President and Fellows of Harvard University(5)...........      905,325
  600 Atlantic Avenue
  Boston, MA 02210
T. Rowe Price Associates, Inc.(6)........................      855,300
  100 East Pratt Street
  Baltimore, MD 21202
HBK Investments L.P.(7)..................................      804,000
HBK Finance L.P.(7)
  777 Main Street, Suite 2750
  Fort Worth, TX 76102

------------------------

*   Represents less than one percent.

(1) Includes shares of Common Stock purchasable upon the exercise of options which are exercisable or become so in the next 60 days ("Presently Exercisable Options").

(2) Includes Common Stock and Presently Exercisable Options.

(3) Based solely upon Form 13-D, Amendment No. 4, filed with the Securities and Exchange Commission ("SEC") on October 9, 1998, by FMR Corp. and Form 13-D, Amendment No. 4, filed with the SEC on October 9, 1998, by Fidelity International Limited. FMR Corp. and Fidelity International Limited have each filed a Form 13-D in which they have aggregated their holdings on a voluntary basis, although each has stated its view that the two entities are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended, and that they are not otherwise required to attribute to each other the beneficial ownership of securities beneficially owned by the other.

(4) Based solely upon a Form 13-G, Amendment No. 2, filed with the SEC on February 13, 1998, by Massachusetts Financial Services Company.

(5) Based solely upon a Form 13-G, filed with the SEC on February 13, 1998, by President and Fellows of Harvard College.

(6) Based solely upon a Form 13-G, filed with the SEC on February 6, 1998, by T. Rowe Price Associates, Inc.

(7) Based solely upon a Form 13-D, Amendment No. 4, filed with the SEC on March 23, 1998, by HBK Investments L.P. and HBK Finance L.P.

                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

    The following Summary Compensation Table summarizes the compensation received by the Company's Chief Executive Officer and the Company's other four most highly compensated executive officers for the three years ended December 31, 1997.

                          SUMMARY COMPENSATION TABLE*

                                                                                            LONG TERM
                                                                                           COMPENSATION
                                                                                             AWARDS--
                                                                                            SECURITIES
                                                                                            UNDERLYING            ALL OTHER
NAME AND PRINCIPAL POSITION                             YEAR     SALARY ($)   BONUS ($)   OPTIONS (#)(1)     COMPENSATION (2)(#)
----------------------------------------------------  ---------  -----------  ----------  --------------  -------------------------
                                                                 ANNUAL COMPENSATION (1)
                                                                 -----------------------
William B. Ginsberg.................................       1997   $  18,000   $  120,000        90,000               --
  Chairman, President and Chief.....................       1996   $  18,000   $  130,000        75,000               --
  Executive Officer.................................       1995   $  18,000   $  100,000       112,500               --

J. Barclay Knapp....................................       1997   $  18,000       --            --                   --
  Executive Vice President and......................       1996   $  18,000       --            --                   --
  Chief Operating Officer...........................       1995   $  18,000       --             7,500               --

Richard J. Lubasch..................................       1997   $  12,000   $   40,000        30,000               --
  Senior Vice President--General Counsel,...........       1996   $  12,000   $   50,000        22,500               --
  Treasurer and Secretary                                  1995   $  12,000   $   55,000        22,500               --

Stanton N. Williams (2).............................       1997   $  12,000   $   40,000        30,000               --
  Vice President-...................................       1996   $  12,000   $   50,000        30,000               --
  Chief Financial Officer...........................       1995   $  12,000   $   55,000        45,000               --

Gregg Gorelick......................................       1997   $   9,000   $   10,000         7,500               --
  Vice President--Controller........................       1996   $   9,000   $   20,000         7,500               --
                                                           1995   $   9,000   $   25,000         3,750               --

------------------------

* CCI provided management, financial, legal and technical services to the Company until the CCI Merger. Amounts charged to the Company by CCI consisted of salaries and indirect costs allocated to the Company. For the years ended December 31, 1996 and 1995, CCI charged the Company $232,000 and $896,000, respectively. In August 1996, upon the CCI Merger, NTL commenced providing management, financial, legal and technical services to the Company. Amounts charged to the Company consist of salaries and indirect costs allocated to the Company. In 1997 and 1996, NTL charged the Company $871,000 and $351,000, respectively. It is not practicable to determine the amounts of these expenses that would have been incurred had the Company operated as an unaffiliated entity. However, in the opinion of management of the Company, the allocation method is reasonable. The named executives had received salaries from CCI and now receive salaries from NTL and spend portions of their time providing executive management to the Company.

(1) After giving retroactive effect to the 3-for-2 stock split by way of stock dividend, paid on April 14, 1998.

(2) Mr. Williams was appointed Vice President and Chief Financial Officer in March 1995.

                                 STOCK OPTIONS

    The following table provides information on stock option grants made during 1997 to the Named Executives and the potential realizable values of the options, based upon certain assumptions.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                        POTENTIAL REALIZABLE
                                                                                                          VALUE AT ASSUMED
                                                                                                       ANNUAL RATES OF STOCK
                                                                                                       PRICE APPRECIATION FOR
                                        NUMBER OF          % OF TOTAL        EXERCISE                     OPTION TERM (2)
                                       SECURITIES        OPTIONS GRANTED       PRICE                   ----------------------
                                   UNDERLYING OPTIONS    TO EMPLOYEES IN   ($/SHARES) OR  EXPIRATION     5%($)       10%($)
NAME                                 GRANTED (#)(1)        FISCAL YEAR      BASE PRICE       DATE        $30.41      $48.42
---------------------------------  -------------------  -----------------  -------------  -----------  ----------  ----------
                                             INDIVIDUAL GRANTS
                                   --------------------------------------
William B. Ginsberg..............          90,000               53.10%       $   18.67      03/10/07    1,056,600   2,677,800
J. Barclay Knapp.................              --                  --               --            --           --          --
Richard J. Lubasch...............          30,000               17.70            18.67      03/10/07      352,200     892,600
Stanton N. Williams..............          30,000               17.70            18.67      03/10/07      352,200     892,600
Gregg Gorelick...................           7,500                4.42            18.67      03/10/07       88,050     223,150

------------------------

(1) All options were granted on March 11, 1997 at an exercise price equal to the closing price of the Common Stock on the Nasdaq Stock Market's National Market ("NM") on such date after giving retroactive effect to the 3-for-2 stock split by way of stock dividend, paid on April 14, 1998; 20% were exercisable upon issuance, 20% became exercisable on January 1, 1998 and an additional 20% will become exercisable on each of January 1, 1999, 2000 and 2001. Upon a change of control of the Company all unvested options become fully vested and exercisable.

(2) The amounts shown in these columns are the potential realizable value of options granted at assumed rates of stock price appreciation (5% and 10%) specified by the SEC, and have not been discounted to reflect the present value of such amounts. The assumed rates of stock price appreciation are not intended to forecast the future appreciation of the Common Stock.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                                     NUMBER OF SECURITIES
                                                                          UNDERLYING        VALUE OF UNEXERCISED
                                                                          UNEXERCISED       IN-THE-MONEY OPTIONS
                                                           VALUE     OPTIONS AT FY-END (#)     AT FY-END ($)*
                                       SHARES ACQUIRED   REALIZED      EXERCISABLE (E)/       EXERCISABLE (E)/
NAME                                   ON EXERCISE (#)      ($)        UNEXERCISABLE(U)       UNEXERCISABLE(U)
-------------------------------------  ---------------  -----------  ---------------------  --------------------
                                                                             567,423(E)           12,867,447(E)
William B. Ginsberg..................            --             --           195,750(U)            2,116,950(U)
                                                                             264,779(E)            7,239,230(E)
J. Barclay Knapp.....................            --             --            18,750(U)              318,910(U)
                                                                              94,535(E)            2,083,872(E)
Richard J. Lubasch...................            --             --            48,750(U)              495,630(U)
                                                                              81,000(E)              979,080(E)
Stanton N. Williams..................        34,877        569,958            69,000(U)              698,520(U)
                                                                              53,378(E)            1,454,066(E)
Gregg Gorelick.......................         2,250         33,818            13,125(U)              142,565(U)

------------------------

* Based on the closing price on the NM on December 31, 1997 of $31.17, after giving retroactive effect to the 3-for-2 stock split by way of stock dividend, paid on April 14, 1998.

                           COMPENSATION OF DIRECTORS

COMPENSATION OF DIRECTORS

    In furtherance of the Company's incentive-oriented compensation goals set forth above, cash compensation (annual base salary and bonus) is generally set below levels paid by comparable sized telecommunications companies and is supplemented by equity-based option grants. In 1997, Messrs. Ginsberg, Lubasch, Williams and Gorelick received bonuses of $120,000, $40,000, $40,000, and $10,000, respectively. This level of emphasis on bonuses reflects the Committee's view that a meaningful percentage of compensation should be performance based and the Committee intends to continue to determine bonuses in this light.

      COMPENSATION AND OPTION COMMITTEES' REPORT ON EXECUTIVE COMPENSATION

    The Compensation and Option Committees (the "Committees") are responsible for setting the Company's compensation policy, determining its executive officer compensation program and administering the Company's Stock Option Plan. The following is the Committees' report to the Board of Directors on executive compensation for 1997.

POLICY

    The Compensation and Option Committee of the Board of Directors (the "Committee") has the responsibility for the design and implementation of the Company's executive compensation program. The Committee is composed entirely of independent non-employee directors.

    The Company's executive compensation program is designed to be closely linked to corporate performance and return to shareholders. To this end, the Company has developed an overall compensation strategy and specific compensation plans that tie a very significant portion of an executive's aggregate compensation to the appreciation in the Company's stock price. In addition, executive bonuses are linked to the achievement of operational goals and therefore relate to shareholder return. The overall objective of this strategy is to attract and retain the best possible executive talent, to motivate these executives to achieve the goals inherent in the Company's business strategy and to link executive and shareholder interests through equity-based compensation, thereby seeking to enhance the Company's profitability and shareholder value.

    The Committee also realizes that for Messrs. Ginsberg, Knapp, Lubasch, Williams and Gorelick, the cash portion of their compensation is small in light of their compensation from NTL (which is reimbursed to NTL by the Company based on a reasonable estimate of the time these executives spent on Company activity in the relevant period). The Committee believes that for such executives stock-based compensation becomes even more significant.

    Each year the Committee conducts a review of the Company's executive compensation program to determine the appropriate level and forms of compensation. Such review permits an annual evaluation of the link between the Company's performance and its executive compensation.

    In assessing compensation levels for the named executives, the Committee recognizes the fact that such executives have participated in the development of the Company (and its predecessors) from its earliest stages, and have produced consistent significant long-term value for stockholders of the Company (and its predecessors) over such period. In determining the annual compensation for the Chief Executive Officer, the Company uses the same named criteria as it does for the other named executives.

BASE SALARY AND BONUS

    In furtherance of the Company's incentive-oriented compensation goals set forth above, cash compensation (annual base salary and bonus) is generally set below levels paid by comparable sized telecommunications companies and is supplemented by equity-based option grants. In 1997, Messrs. Ginsberg, Lubasch,

Williams and Gorelick received bonuses of $120,000, $40,000, $40,000, and $10,000, respectively. This level of emphasis on bonuses reflects the Committee's view that a meaningful percentage of compensation should be performance based and the Committee intends to continue to determine bonuses in this light.

STOCK OPTIONS

    Under the Company's stock option plan, stock options were granted to certain Company executive officers during 1997. Information with respect to such option grants to the named executives is set forth in the "Option Grants Table."

    Stock options are designed to align the interest of executives with those of the stockholders. The options generally are granted at an exercise price equal to the market price of the Common Stock on the date of grant and vest over a period of five years. Accordingly, the executives are provided additional incentive to create shareholder value over the long term since the full benefit of the options cannot be realized unless stock price appreciation occurs over a number of years.

    In determining individual option grants, the Committee takes into consideration the number of options previously granted to that individual, the amount of time and effort dedicated to the Company during the preceding year and expected commitment to the Company on a forward-looking basis. The Committee also strives to provide each option recipient with an appropriate incentive to increase shareholder value, taking into consideration their cash compensation levels.

    In 1995, 1996 and 1997, after giving retroactive effect to the 3-for-2 stock split by way of stock dividend, paid on April 14, 1998, Mr. Ginsberg received options to purchase 112,500 shares of Common Stock at an exercise price of $27.83, 75,000 shares of Common Stock at an exercise price of $22.17 and 90,000 shares of Common Stock at an exercise price of $18.67, respectively (the fair market value of the Common Stock on the dates of grant). Mr. Ginsberg now owns 359,746 shares of the Company's Common Stock and holds options to purchase an additional 763,173 shares. The Committee believes that the equity interest in the Company held by the named executive officers, including Mr. Ginsberg, represents a significant incentive to increase overall shareholder value.

COMPENSATION DEDUCTION CAP POLICY

    In 1994, the Company's stockholders approved an amendment to the Company's stock option plan to, among other things, bring the plan into compliance with the rules regarding non-deductibility of compensation in excess of $1 million under sec.162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Any compensation realized from the exercise of such stock options granted at fair market value as of the date of grant thus would generally be exempt from the deduction limitations under sec.162(m) of the Code. Other annual compensation, such as salary and bonus, is not expected to exceed $1 million per executive.

    The Compensation and Option Committee consists of Sidney R. Knafel and Del Mintz

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

    Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of the issued and outstanding Shares, to file with the SEC and the NASDAQ initial reports of ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company, officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

    To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, all Section 16(a) filing requirements applicable to the officers, directors and greater than 10% beneficial owners were complied with during 1997.

         CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK OF THE COMPANY
                         EFFECTIVE DURING PAST 60 DAYS

    SHARE TRANSACTIONS LAST 60 DAYS. Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    On October 27, and October 30, 1998, Alan J. Patricof, member of the Board of Directors, sold 5,000 Shares at $60.75 and 1,000 Shares at $62.375 respectively.